Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Email to South Carolina Supporters

Dear Neighbor,

Good partnerships matter. A partnership between Dominion Energy and SCANA isn’t just a path forward for SCE&G customers, it would mean certainty, in what’s been a very uncertain time. Plus it means a strong, reliable energy partner for South Carolina.

However, if the politicians in Columbia give in to those who oppose this partnership, SCE&G electric customers won’t see guaranteed cash payments and rate reductions.

ACT NOW: Don’t let politicians in Columbia stand in the way of a brighter future for South Carolina.

It’s important that your representatives hear from YOU to understand the value of Dominion Energy and SCANA coming together.

Two taps, it’s that easy. Please email your elected officials today.

SCANA and Dominion Energy coming together would mean:

•	A $1.3 billion cash payment – about $1,000 for the average residential electric customer.

•	Lower electrical rates – a minimum of 5 percent rate reduction for electric customers.

•	Save customers more than $10 billion by initiating a shorter recovery period for nuclear abandonment costs, reduced from 50 years to 20 years – a 60 percent reduction.

•	A million dollars a year more in charitable contributions in the communities we serve, for five years. As a customer and community member, it is critical that elected officials hear from you as they consider this proposal.

Support a brighter energy future for South Carolina by contacting your elected officials today.

P.S. If you’re the social type, you can share a comment directly to your elected official on Facebook or Twitter!

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.